EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of RPM International Inc. for the registration of common stock, preferred stock, debt securities, securities warrants, purchase contracts and units, and to the incorporation by reference therein of our reports dated July 27, 2007, with respect to the consolidated financial statements and schedule of RPM International Inc., RPM International Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of RPM International Inc. included in its Annual Report (Form 10-K) for the year ended May 31, 2007 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Cleveland, Ohio
February 14, 2008

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